UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 25, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Results Announcement

31 March 2019

Performance Highlights

Resilient performance with Group return on tangible equity of 9.6%1

●	Barclays has continued to implement its strategy in pursuit of improved returns for shareholders
●	Financial targets remain unchanged. Barclays is focused on achieving the 2019 and 2020 Group return on tangible equity (RoTE) targets of >9% and >10% respectively
●	The income environment in the quarter was challenging and if this were to persist for the remainder of the year Barclays expects to reduce costs below the Group cost guidance of £13.6-13.9bn for 2019

Returns1 Group RoTE targets of >9% in 2019 and >10% in 2020	●	Profit before tax of £1.5bn (Q118: £1.7bn) and earnings per share (EPS) of 6.3p (Q118: 7.1p)
	●	Group RoTE of 9.6% (Q118: 11.0%)
		-	Barclays UK RoTE of 16.4% (Q118: 15.7%)
-
Barclays International RoTE of 10.6% (Q118: 13.6%), with the Corporate and Investment Bank (CIB) RoTE of 9.5% (Q118: 13.2%), in the challenging income environment, and Consumer, Cards and Payments of 15.4% (Q118: 15.7%)

Cost efficiency Group cost guidance of £13.6-13.9bn1 in 2019 Cost: income ratio of <60% over time	●	Group operating expenses1 decreased 3% to £3.3bn, resulting in a cost: income ratio of 62% (Q118: 63%) and positive cost: income jaws for the Group
	●	2019 Group cost guidance remains unchanged at £13.6-13.9bn. However, should the challenging income environment experienced in Q119 continue, management expect to reduce 2019 costs below £13.6bn
Capital and dividends At end-state CET1 ratio target of c.13%	●
Common equity tier 1 (CET1) ratio of 13.0% (December 2018: 13.2%), as 39bps of organic capital generation from profits was offset by a £7.8bn increase in Risk Weighted Assets (RWAs) primarily due to seasonality, 14bps from dividends paid and foreseen, and 8bps relating to employee share awards

	●	Maintain our capital returns policy, incorporating a progressive ordinary dividend, supplemented by share buybacks as and when appropriate

●
Barclays Group profit before tax was £1.5bn (Q118: loss of £0.2bn). Excluding litigation and conduct, Group profit before tax was £1.5bn (Q118: £1.7bn). Income was down 2% and operating expenses were reduced by 3%. The cost: income ratio was 62% (Q118: 63%). Credit impairment charges increased to £0.4bn (Q118: £0.3bn) and were £0.2bn lower than in Q418, which included a £150m specific charge for the impact of the anticipated economic uncertainty in the UK

●
Barclays UK profit before tax increased to £0.6bn (Q118: £0.2bn). Excluding litigation and conduct, profit before tax increased 1% to £0.6bn reflecting a 5% reduction in credit impairment charges due to a reduced risk appetite and continued benign economic environment. Operating expenses decreased 1% reflecting improved operating efficiency, partially offset by continued investment in digital. Income declined 1%, as continuing margin pressures were partially offset by sustainable growth in mortgages and deposits

●
Barclays International profit before tax decreased to £1.1bn (Q118: £1.4bn), reflecting challenging markets for the CIB.Income was down 6%, as growth in Consumer, Cards and Payments was more than offset by the reduction in CIB, reflecting reduced client activity, lower volatility and a smaller banking fee pool across the industry2. Operating expenses reduced by 4% as variable compensation accruals were reduced, reflecting income performance in the CIB. Credit impairment charges increased by £0.2bn, due to the non-recurrence of a favourable US macroeconomic forecast update in Q118

●
Attributable profit was £1.0bn (Q118: loss of £0.8bn). This reflected the non-recurrence of Q118 litigation and conduct charges of £2.0bn, principally relating to the Residential Mortgage Backed Securities settlement and Payment Protection Insurance (PPI). Basic earnings per share was 6.3p (Q118: 7.1p) excluding litigation and conduct

●
Tangible net asset value (TNAV) per share increased 4p in Q119 to 266p as 6.3p of EPS, excluding litigation and conduct, was partially offset by reserve movements, including the impact of changes in FX, the pension re-measurement and employee share awards

1	Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%.
2	Source: Dealogic.

James E Staley, Group Chief Executive Officer, said:

"Today we have announced that Barclays earned just over £1bn of attributable profit in the first quarter of 2019, or 6.1 pence per share.

Group RoTE was 9.2% in spite of a mixed environment for global banks. TNAV increased 4p to 266p, which has now grown in each of the last four quarters.

Group profits before tax were £1.5bn, with positive jaws driven by a 3% reduction in costs, excluding litigation and conduct, versus a 2% reduction in revenues.

Barclays UK produced a strong RoTE of 16.4%, excluding litigation and conduct - an improvement on an increased equity base compared to Q1 of 2018, which included a 12% increase in Business Banking income.

Barclays International also delivered a double digit RoTE of 10.6%, excluding litigation and conduct, though this was down from a very profitable comparable period last year.

Within Barclays International, our Consumer Cards & Payments business had another good quarter, with improved performance in our US franchise in particular, driving a RoTE of 15.4%.

Our Corporate and Investment Bank achieved a RoTE of 9.5%, compared to 13.2% in Q1 of 2018. From a revenue perspective, we had a weak quarter in investment banking fees.

Our Markets business outperformed US peer average for the sixth consecutive quarter, and like Q1 last year, generated a double-digit return on tangible equity.

Our total operating expenses in the first quarter were £3.3bn. Three years ago, we took a charge of just under £400m to allow us to better align variable compensation accruals with the firm's revenues.

What you see in the first quarter is Barclays using this discretion around variable compensation to manage our costs and deliver expected profitability.

A 9.6% RoTE, excluding litigation and conduct, in the first quarter of this year is a good step towards our objective of delivering a RoTE of greater than 9% in 2019 and greater than 10% in 2020."

James E Staley, Group Chief Executive Officer

Barclays Group results
for the three months ended	31.03.19	31.03.18
	£m	£m	% Change
Total income	5,252	5,358	(2)
Credit impairment charges and other provisions	(448)	(288)	(56)
Net operating income	4,804	5,070	(5)
Operating expenses	(3,257)	(3,364)	3
Litigation and conduct	(61)	(1,961)	97
Total operating expenses	(3,318)	(5,325)	38
Other net (expenses)/ income	(3)	19
Profit/(loss) before tax	1,483	(236)
Tax charge1	(248)	(304)	18
Profit/(loss) after tax	1,235	(540)
Non-controlling interests	(17)	(53)	68
Other equity instrument holders1	(180)	(171)	(5)
Attributable profit/(loss)	1,038	(764)

Performance measures
Return on average tangible shareholders' equity1	9.2%	(6.5%)
Average tangible shareholders' equity (£bn)	45.2	44.2
Cost: income ratio	63%	99%
Loan loss rate (bps)	54	36
Basic earnings/(loss) per share1	6.1p	(4.2p)

Performance measures excluding litigation and conduct2
Profit before tax	1,544	1,725	(10)
Attributable profit	1,084	1,166	(7)
Return on average tangible shareholders' equity1	9.6%	11.0%
Cost: income ratio	62%	63%
Basic earnings per share1	6.3p	7.1p

	As at 31.03.19	As at 31.12.18	As at 31.03.18
Balance sheet and capital management3	£bn	£bn	£bn
Tangible net asset value per share	266p	262p	251p
Common equity tier 1 ratio	13.0%	13.2%	12.7%
Common equity tier 1 capital	41.4	41.1	40.2
Risk weighted assets	319.7	311.9	317.9
UK leverage ratio	4.9%	5.1%	4.8%
UK leverage exposure	1,065	999	1,031
Average UK leverage ratio	4.6%	4.5%	4.6%
Average UK leverage exposure	1,106	1,110	1,090

Funding and liquidity
Group liquidity pool (£bn)	232	227	207
Liquidity coverage ratio	160%	169%	147%
Loan: deposit ratio	80%	83%	84%

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in reserves. The Q119 tax credit was £48m (Q118: £46m). This change does not impact earnings per share or return on average tangible shareholders' equity.

2	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.
3	Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR). This includes IFRS 9 transitional arrangements.
4	The fully loaded CET1 ratio was 12.6%, with £40.3bn of CET1 capital and £319.6bn of RWAs, calculated without applying the transitional arrangements of the CRR.

Group Finance Director's Review

The Group return on tangible equity, excluding litigation and conduct, was 9.6% with earnings per share of 6.3p. Income decreased 2% and operating expenses were reduced by 3% resulting in positive jaws and an improved cost: income ratio of 62%.

Group performance

●
Profit before tax was £1,483m (Q118: loss of £236m). Excluding litigation and conduct, profit before tax was £1,544m (Q118: £1,725m), reflecting the challenging income environment for the CIB, and an increase in impairment due to the non-recurrence of a favourable US macroeconomic forecast update in Q118. The 6% appreciation of average USD against GBP positively impacted profits

●
Total income decreased 2% to £5,252m. Barclays UK income decreased 1% reflecting margin pressures partially offset by continued balance sheet growth. Barclays International income decreased 6%, as the impact of the challenging income environment for the CIB were partially offset by 6% growth in Consumer Cards and Payments

●
Credit impairment charges increased to £448m (Q118: £288m) primarily driven by the non-recurrence of a favourable US macroeconomic forecast update in Q118. There were no significant changes in the macroeconomic variables used in impairment modelling during the quarter. Delinquencies in unsecured lending remained stable, reflecting the continued prudent management of credit risk. The Barclays Group loan loss rate was 54bps (Q118: 36bps)

●
Operating expenses of £3,257m reduced by 3% driven by lower variable compensation accruals in CIB, reflecting reduced income, whilst investment to grow the business and improve future operating efficiency continued. The cost: income ratio, excluding litigation and conduct, reduced to 62% (Q118: 63%)

●
The effective tax rate was 16.7%, which reflected a change in accounting standards from 2019 requiring tax relief on payments made under Additional Tier 1 (AT1) instruments, which in prior periods was recognised in retained earnings but taken into account for RoTE and EPS calculations, to be recognised in the income statement

●
Attributable profit was £1,038m (Q118: loss of £764m). Excluding litigation and conduct, attributable profit was £1,084m (Q118: £1,166m), generating a RoTE of 9.6% (Q118: 11.0%) and EPS of 6.3p (Q118: 7.1p)

●
TNAV per share increased 4p in Q119 to 266p as 6.3p of EPS, excluding litigation and conduct, was partially offset by reserve movements, including the impact of changes in FX, the pension re-measurement and employee share awards

Barclays UK

●	RoTE excluding litigation and conduct was 16.4% (Q118: 15.7%) reflecting the continuing strength of the Barclays UK business
●	Total income decreased 1% to £1,777m as lower lending margins were partially offset by continuing mortgage and deposit growth
	-	Personal Banking income decreased 1% to £964m, reflecting continuing mortgage margin pressure, partially offset by mortgage and deposit balance growth and improved liability margins
	-	Barclaycard Consumer UK income decreased 7% to £490m reflecting the continued reduced risk appetite in light of economic uncertainty
	-	Business Banking income increased 12% to £323m driven by strong deposit growth and the non-recurrence of a client remediation provision in Q118
	-	Net interest margin decreased 2bps in Q119 to 3.18% driven by continuing pressure on mortgage margins and the mix effect from the focus on growing secured over unsecured lending
●
Credit impairment charges decreased 5% to £191m reflecting the continued reduced credit risk appetite and benign UK economic environment as reflected in the stable 30 and 90 day arrears rates in UK cards of 1.9% (Q118: 2.0%) and 0.9% (Q118: 0.9%) respectively

●
Operating expenses, excluding litigation and conduct, decreased 1% to £999m as continued investment to grow the business, including digitisation, was offset by the non-recurrence of Q118 ring-fencing set-up costs and cost efficiencies. The cost: income ratio, excluding litigation and conduct, was 56% (Q118: 56%)

●	RWAs increased to £76.6bn (December 2018: £75.2bn) including the recognition of property leases following IFRS 16 implementation and change in mix of the liquidity pool

Barclays International

●
Profit before tax, excluding litigation and conduct, decreased 20% to £1,137m resulting in a RoTE of 10.6% (Q118: 13.6%), reflecting reduced returns in the CIB of 9.5% (Q118: 13.2%) and Consumer, Cards and Payments of 15.4% (Q118: 15.7%)

●	The 6% appreciation of average USD against GBP positively impacted profits and income, and adversely impacted credit impairment charges and operating expenses
●	Total income decreased 6% to £3,570m
-
CIB income of £2,505m decreased 11% reflecting reduced client activity, lower volatility and a smaller banking fee pool across the industry1. Markets income decreased 6% to £1,369m, Banking fees income decreased 17% to £569m, and Corporate income decreased 13% to £567m

-
Within Markets, FICC income increased 4% to £902m driven by a strong performance in Rates. Equities income decreased 21% to £467m driven by equity derivatives which was impacted by reduced client activity and subdued volumes, compared to a strong Q118 that saw higher levels of volatility

		-	Banking fees income decreased 17% to £569m reflecting the reduced fee pool across the industry and a strong Q118. Barclays share of the global fee pool has increased since FY181
-
Within Corporate, Corporate lending income reduced to £152m (Q118: £240m). Excluding mark-to-market movements on loan hedges, Corporate lending income was stable at c.£200m. Transaction banking income was stable at £415m (Q118: £414m)

	-	Consumer, Cards and Payments income increased 6% to £1,065m reflecting growth in US cards partnership portfolio business and FX
●	Credit impairment charges increased to £245m (Q118: £93m)
	-	CIB credit impairment charges increased to £52m (Q118: release of £159m) primarily due to the non-recurrence of a favourable US macroeconomic forecast update in Q118
-
Consumer, Cards and Payments credit impairment charges decreased 23% reflecting less pronounced seasonal effects. Credit metrics were stable, with US cards 30 and 90 day arrears of 2.6% (Q118: 2.6%) and 1.4% (Q118: 1.4%) respectively

●	Total operating expenses decreased 4% to £2,225m as variable compensation accruals were reduced in response to the income performance in the quarter
●	RWAs increased to £216.1bn (December 2018: £210.7bn), driven by increased CIB seasonal activity

Head Office

●	Loss before tax, excluding litigation and conduct, was £181m (Q118: £284m). Including litigation and conduct charges of £39m (Q118: £1,535m), loss before tax was £220m (Q118: £1,819m)
●
Total income was an expense of £95m (Q118: £238m) which included legacy capital instrument funding costs and hedge accounting expenses partially offset by the recognition of dividends on Barclays stake in Absa Group Limited. The reduction on prior year reflects lower net expenses from treasury operations

●	Operating expenses, excluding litigation and conduct, decreased to £52m (Q118: £59m)
●	RWAs increased to £27.0bn (December 2018: £26.0bn) driven by recognition of property leases following IFRS 16 implementation

1	Source: Dealogic.

Group capital and leverage

●
The CET1 ratio remained at the end-state target of c.13% having decreased to 13.0% in the quarter (December 2018: 13.2%), primarily due to an increase in RWAs of £7.8bn partially offset by a £0.3bn increase in CET1 capital

	-	The increase in RWAs was principally due to seasonality in the CIB and the implementation of IFRS 16 within Barclays UK and Head Office
	-	CET1 capital increased by £0.3bn to £41.4bn as underlying profit generation of £1.2bn, was partially offset by £0.5bn for dividends paid and foreseen and £0.3bn from share awards
●
The average UK leverage ratio increased to 4.6% (December 2018: 4.5%) primarily driven by the issuance of AT1 securities, and was flat year-on-year. The average UK leverage exposure was stable at £1,106bn (December 2018: £1,110bn). The UK leverage ratio decreased to 4.9% (December 2018: 5.1%) primarily driven by a seasonal increase in balances, partially offset by an increase in capital, including the issuance of AT1 securities

Group funding and liquidity

●
The liquidity pool increased to £232bn (December 2018: £227bn) reflecting the Group's prudent liquidity management approach, given the prevailing macroeconomic uncertainty, while continuing to support seasonal business activity. The liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 160% (December 2018: 169%), equivalent to a surplus of £84bn (December 2018: £90bn). The LCR declined in the quarter reflecting the seasonal increase in business activity. The Group also continued to maintain surpluses to its internal liquidity requirements

●
Wholesale funding outstanding, excluding repurchase agreements, was £158bn (December 2018: £154bn). The Group issued £2.2bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments year-to-date from Barclays PLC (the Parent company). The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 27.7% as at 31 March 2019 relative to an estimated requirement including requisite buffers of 29.9% by 1 January 2022

Other matters

●	The remaining PPI provision as at 31 March 2019 was £0.6bn (December 2018: £0.9bn) to cover claims through to the deadline of 29 August 2019
●	Following regulatory approval, Barclays intends to redeem its £3bn 14% Reserve Capital Instruments to be effected on 15 June 2019, which will result in an ongoing earnings benefit

Outlook

●
The Group continues to target 2019 and 2020 RoTE of >9% and >10% respectively. The Group cost guidance for 2019 remains £13.6-13.9bn. However, should the challenging income environment experienced in Q119 persist, management expect to reduce 2019 costs below £13.6bn

Tushar Morzaria, Group Finance Director

Quarterly Results Summary

Barclays Group
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q2171
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,258	2,296	2,388	2,190	2,188	2,272	2,475	2,579
Net fee, commission and other income	2,994	2,777	2,741	3,386	3,170	2,750	2,698	2,479
Total income	5,252	5,073	5,129	5,576	5,358	5,022	5,173	5,058
Credit impairment charges and other provisions	(448)	(643)	(254)	(283)	(288)	(573)	(709)	(527)
Net operating income	4,804	4,430	4,875	5,293	5,070	4,449	4,464	4,531
Operating costs	(3,257)	(3,624)	(3,329)	(3,310)	(3,364)	(3,621)	(3,274)	(3,398)
UK bank levy	-	(269)	-	-	-	(365)	-	-
Operating expenses	(3,257)	(3,893)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)
Guaranteed Minimum Pensions (GMP) charge	-	(140)	-	-	-	-	-	-
Litigation and conduct	(61)	(60)	(105)	(81)	(1,961)	(383)	(81)	(715)
Total operating expenses	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)
Other net (expenses)/income	(3)	37	20	(7)	19	13	(2)	241
Profit/(loss) before tax	1,483	374	1,461	1,895	(236)	93	1,107	659
Tax charge	(248)	(145)	(240)	(433)	(304)	(1,138)	(324)	(305)
Profit/(loss) after tax in respect of continuing operations	1,235	229	1,221	1,462	(540)	(1,045)	783	354
Loss after tax in respect of discontinued operation	-	-	-	-	-	-	-	(1,537)

Attributable to:
Ordinary equity holders of the parent	1,038	(76)	1,002	1,232	(764)	(1,294)	583	(1,401)
Other equity instrument holders	180	230	176	175	171	181	157	162
Non-controlling interests in respect of continuing operations	17	75	43	55	53	68	43	59
Non-controlling interests in respect of discontinued operation	-	-	-	-	-	-	-	(3)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,193.5	1,133.3	1,170.8	1,149.6	1,142.2	1,133.2	1,149.3	1,135.3
Tangible net asset value per share	266p	262p	260p	259p	251p	276p	281p	284p
Risk weighted assets	319.7	311.9	316.2	319.3	317.9	313.0	324.3	327.4
Average UK leverage exposure	1,105.5	1,110.0	1,119.0	1,081.8	1,089.9	1,044.6	1,035.1	1,092.2

Performance measures
Return on average tangible shareholders' equity	9.2%	(0.1%)	9.4%	11.8%	(6.5%)	(10.3%)	5.1%	(11.0%)
Average tangible shareholders' equity (£bn)	45.2	44.3	44.6	43.5	44.2	48.1	48.9	49.3
Cost: income ratio	63%	81%	67%	61%	99%	87%	65%	81%
Loan loss rate (bps)2	54	77	30	35	36	56	66	49
Basic earnings/(loss) per share	6.1p	(0.1p)	6.1p	7.5p	(4.2p)	(7.3p)	3.7p	(8.0p)

Performance measures excluding litigation and conduct3	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,544	434	1,566	1,976	1,725	476	1,188	1,374
Attributable profit/(loss)	1,084	(14)	1,087	1,291	1,166	(943)	660	(698)
Return on average tangible shareholders' equity	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)
Cost: income ratio	62%	79%	65%	59%	63%	79%	63%	67%
Basic earnings/(loss) per share	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)

1	Results included Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 36 to 37 for further detail.
2	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
3	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results by Business

Barclays UK
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,469	1,513	1,529	1,493	1,493	1,540	1,501	1,534
Net fee, commission and other income	308	350	367	343	295	330	351	286
Total income	1,777	1,863	1,896	1,836	1,788	1,870	1,852	1,820
Credit impairment charges and other provisions	(191)	(296)	(115)	(214)	(201)	(184)	(201)	(220)
Net operating income	1,586	1,567	1,781	1,622	1,587	1,686	1,651	1,600
Operating costs	(999)	(1,114)	(988)	(968)	(1,005)	(1,117)	(980)	(974)
UK bank levy	-	(46)	-	-	-	(59)	-	-
Litigation and conduct	(3)	(15)	(54)	(3)	(411)	(53)	(11)	(699)
Total operating expenses	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)
Other net income/(expenses)	1	(2)	1	5	(1)	(5)	1	(1)
Profit/(loss) before tax	585	390	740	656	170	452	661	(74)
Attributable profit/(loss)	422	232	500	464	(38)	245	423	(285)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	187.5	187.6	186.7	185.3	184.3	183.8	182.2	166.6
Total assets	253.1	249.7	252.0	245.9	235.2	237.4	230.4	203.4
Customer deposits at amortised cost	197.3	197.3	195.8	194.3	192.0	193.4	189.3	187.4
Loan: deposit ratio	96%	96%	96%	96%	96%	95%	97%	89%
Risk weighted assets	76.6	75.2	74.8	75.0	72.5	70.9	70.0	66.1
Period end allocated tangible equity	10.5	10.2	10.1	10.2	9.8	9.6	9.5	8.6

Performance measures
Return on average allocated tangible equity	16.3%	9.6%	20.1%	18.8%	(1.1%)	10.7%	18.4%	(12.7%)
Average allocated tangible equity (£bn)	10.4	10.1	10.1	10.1	9.8	9.6	9.4	8.7
Cost: income ratio	56%	63%	55%	53%	79%	66%	54%	92%
Loan loss rate (bps)1	40	61	24	45	43	39	43	52
Net interest margin	3.18%	3.20%	3.22%	3.22%	3.27%	3.32%	3.28%	3.70%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	588	405	794	659	581	505	672	625
Attributable profit	424	244	548	465	373	282	431	406
Return on average allocated tangible equity	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%
Cost: income ratio	56%	62%	52%	53%	56%	63%	53%	54%

1	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	964	998	1,021	1,015	972	1,116	1,022	1,033
Barclaycard Consumer UK	490	522	551	504	527	445	539	495
Business Banking	323	343	324	317	289	309	291	292
Total income	1,777	1,863	1,896	1,836	1,788	1,870	1,852	1,820

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking	(52)	(44)	(8)	(49)	(72)	(56)	(57)	(60)
Barclaycard Consumer UK	(140)	(250)	(88)	(139)	(113)	(124)	(145)	(149)
Business Banking	1	(2)	(19)	(26)	(16)	(4)	1	(11)
Total credit impairment charges and other provisions	(191)	(296)	(115)	(214)	(201)	(184)	(201)	(220)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	145.9	146.0	145.4	143.6	142.1	141.3	140.4	138.6
Barclaycard Consumer UK	15.0	15.3	15.3	15.2	15.2	16.4	16.3	16.2
Business Banking	26.6	26.3	26.0	26.5	27.0	26.1	25.5	11.8
Total loans and advances to customers at amortised cost	187.5	187.6	186.7	185.3	184.3	183.8	182.2	166.6

Analysis of customer deposits at amortised cost
Personal Banking	154.1	154.0	153.4	152.9	151.9	153.1	152.1	151.1
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking	43.2	43.3	42.4	41.4	40.1	40.3	37.2	36.3
Total customer deposits at amortised cost	197.3	197.3	195.8	194.3	192.0	193.4	189.3	187.4

Barclays International
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	900	984	965	853	1,013	987	1,148	1,060
Net trading income	1,144	837	1,103	1,094	1,416	935	815	1,039
Net fee, commission and other income	1,526	1,400	1,222	1,760	1,379	1,397	1,352	1,511
Total income	3,570	3,221	3,290	3,707	3,808	3,319	3,315	3,610
Credit impairment charges and other provisions	(245)	(354)	(143)	(68)	(93)	(386)	(495)	(279)
Net operating income	3,325	2,867	3,147	3,639	3,715	2,933	2,820	3,331
Operating costs	(2,206)	(2,441)	(2,277)	(2,306)	(2,300)	(2,428)	(2,182)	(2,276)
UK bank levy	-	(210)	-	-	-	(265)	-	-
Litigation and conduct	(19)	(33)	(32)	(47)	(15)	(255)	(5)	4
Total operating expenses	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)
Other net income	18	32	12	11	13	21	19	202
Profit before tax	1,118	215	850	1,297	1,413	6	652	1,261
Attributable profit/(loss)	788	(72)	650	890	973	(1,168)	359	819

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	130.9	127.2	132.4	125.5	117.5	126.8	134.4	135.2
Trading portfolio assets	117.2	104.0	124.6	116.5	114.9	113.0	91.2	83.3
Derivative financial instrument assets	217.3	222.1	214.8	228.2	214.1	236.2	242.8	108.4
Derivative financial instrument liabilities	213.5	219.6	213.7	224.9	210.8	237.8	242.9	116.8
Financial assets at fair value through the income statement	153.5	144.7	147.8	141.2	150.6	104.1	103.7	94.1
Total assets	919.0	862.1	900.2	886.5	866.6	856.1	867.1	681.6
Deposits at amortised cost	215.5	197.2	200.3	191.0	167.2	187.3	191.9	192.0
Loan: deposit ratio	61%	65%	66%	66%	70%	68%	70%	70%
Risk weighted assets	216.1	210.7	214.6	218.0	214.2	210.3	218.2	212.2
Period end allocated tangible equity	30.6	29.9	30.2	30.5	30.0	27.5	28.0	26.8

Performance measures
Return on average allocated tangible equity	10.4%	(0.3%)	8.8%	11.8%	13.4%	(15.9%)	5.4%	12.4%
Average allocated tangible equity (£bn)	30.5	31.3	31.1	31.4	30.1	28.5	28.9	27.4
Cost: income ratio	62%	83%	70%	63%	61%	89%	66%	63%
Loan loss rate (bps)1	73	107	41	22	31	76	88	54
Net interest margin	3.99%	3.98%	3.87%	4.03%	4.57%	4.31%	4.21%	4.07%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,137	248	882	1,344	1,428	261	657	1,257
Attributable profit/(loss)	804	(38)	676	924	985	(918)	363	816
Return on average allocated tangible equity	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%
Cost: income ratio	62%	82%	69%	62%	60%	81%	66%	63%

1	Prior to Q118 comparatives calculated based on gross loans and advances at amortised cost before the balance sheet presentation change and IAS 39 impairment charge.
2	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	902	570	688	736	869	607	627	752
Equities	467	375	471	601	590	362	350	455
Markets	1,369	945	1,159	1,337	1,459	969	977	1,207
Banking fees	569	625	519	704	683	605	607	674
Corporate lending	152	243	197	198	240	269	277	278
Transaction banking	415	412	416	385	414	408	419	404
Corporate	567	655	613	583	654	677	696	682
Other1	-	(74)	(56)	(44)	3	1	-	1
Total income	2,505	2,151	2,235	2,580	2,799	2,252	2,280	2,564
Credit impairment (charges)/releases and other provisions	(52)	(35)	3	23	159	(127)	(36)	1
Net operating income	2,453	2,116	2,238	2,603	2,958	2,125	2,244	2,565
Operating expenses	(1,619)	(2,023)	(1,712)	(1,773)	(1,773)	(2,129)	(1,656)	(1,760)
Litigation and conduct	(19)	(23)	(32)	-	(13)	(255)	(5)	4
Total operating expenses	(1,638)	(2,046)	(1,744)	(1,773)	(1,786)	(2,384)	(1,661)	(1,756)
Other net income	12	15	4	5	3	7	10	116
Profit/(loss) before tax	827	85	498	835	1,175	(252)	593	925

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	90.6	86.4	93.3	87.8	81.3	88.2	95.4	96.7
Deposits at amortised cost	151.4	136.3	137.6	130.3	107.6	128.0	133.4	134.1
Risk weighted assets	176.6	170.9	175.9	180.4	181.3	176.2	185.2	178.9

Performance measures
Return on average allocated tangible equity	9.3%	(1.3%)	6.6%	9.1%	13.0%	(20.2%)	5.9%	11.1%
Average allocated tangible equity (£bn)	25.1	26.0	25.9	26.4	25.6	24.3	24.8	23.3

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	846	108	530	835	1,188	3	598	921
Return on average allocated tangible equity	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%

1	From Q119, treasury items previously included in Other have been allocated to businesses.
2	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,065	1,070	1,055	1,127	1,009	1,067	1,035	1,046
Credit impairment charges and other provisions	(193)	(319)	(146)	(91)	(252)	(259)	(459)	(280)
Net operating income	872	751	909	1,036	757	808	576	766
Operating expenses	(587)	(628)	(565)	(533)	(527)	(564)	(526)	(516)
Litigation and conduct	-	(10)	-	(47)	(2)	-	-	-
Total operating expenses	(587)	(638)	(565)	(580)	(529)	(564)	(526)	(516)
Other net income	6	17	8	6	10	14	9	86
Profit before tax	291	130	352	462	238	258	59	336

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	40.3	40.8	39.1	37.7	36.2	38.6	39.0	38.5
Deposits at amortised cost	64.1	60.9	62.7	60.7	59.6	59.3	58.5	57.9
Risk weighted assets	39.5	39.8	38.7	37.6	32.9	34.1	33.0	33.3

Performance measures
Return on average allocated tangible equity	15.4%	4.8%	19.8%	26.2%	15.6%	8.9%	2.2%	19.4%
Average allocated tangible equity (£bn)	5.4	5.3	5.2	5.0	4.5	4.2	4.2	4.1

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	291	140	352	509	240	258	59	336
Return on average allocated tangible equity	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%

1	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(111)	(201)	(106)	(156)	(318)	(254)	(174)	108
Net fee, commission and other income	16	190	49	189	80	87	180	(24)
Total income	(95)	(11)	(57)	33	(238)	(167)	6	84
Credit impairment (charges)/releases and other provisions	(12)	7	4	(1)	6	(3)	(13)	(1)
Net operating (expenses)/income	(107)	(4)	(53)	32	(232)	(170)	(7)	83
Operating costs	(52)	(69)	(64)	(36)	(59)	(76)	(112)	(40)
UK bank levy	-	(13)	-	-	-	(41)	-	-
GMP charge	-	(140)	-	-	-	-	-	-
Litigation and conduct	(39)	(12)	(19)	(31)	(1,535)	(75)	(65)	(1)
Total operating expenses	(91)	(234)	(83)	(67)	(1,594)	(192)	(177)	(41)
Other net (expenses)/income	(22)	7	7	(23)	7	(3)	(22)	(164)
Loss before tax	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)	(122)
Attributable loss	(172)	(236)	(148)	(122)	(1,699)	(371)	(199)	(175)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	21.4	21.5	18.6	17.2	40.4	39.7	51.7	17.3
Risk weighted assets	27.0	26.0	26.8	26.3	31.2	31.8	36.1	26.2
Period end allocated tangible equity	4.5	4.9	4.2	3.6	3.0	10.0	10.4	9.0

Performance measures
Average allocated tangible equity (£bn)	4.3	2.9	3.4	2.0	4.3	10.0	10.5	8.8

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(181)	(219)	(110)	(27)	(284)	(290)	(141)	(121)
Attributable loss	(144)	(220)	(137)	(98)	(192)	(307)	(134)	(174)

1	Refer to pages 29 to 35 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Three months ended 31.03.19			Three months ended 31.03.181
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,469	187,570	3.18	1,493	185,351	3.27
Barclays International2	967	98,313	3.99	1,065	94,530	4.57
Total Barclays UK and Barclays International	2,436	285,883	3.46	2,558	279,881	3.71
Other3	(178)			(370)
Total Barclays Group4	2,258			2,188

1
The Group's treasury results are reported directly within Barclays UK and Barclays International following ring-fencing, resulting in gains and losses made on certain activities being recognised as Other income. These amounts had previously been included in Net interest income and the Net interest margin through transfer pricing.

2	Barclays International margins include interest earning lending balances within the investment banking business.
3	Other includes Head Office and investment banking businesses not included in Barclays International margins.
4	Group Net interest income includes gross structural hedge contributions of £0.4bn (Q118: £0.4bn).

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.18	£m	£m	%
Barclays UK	1,513	187,813	3.20
Barclays International1	994	99,137	3.98
Total Barclays UK and Barclays International	2,507	286,950	3.47

Three months ended 30.09.18
Barclays UK	1,529	188,239	3.22
Barclays International1	945	96,785	3.87
Total Barclays UK and Barclays International	2,474	285,024	3.44

Three months ended 30.06.18
Barclays UK	1,493	186,053	3.22
Barclays International1	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

1	Barclays International margins include interest earning lending balances within the investment banking business.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 March 2019. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 March 2019. Barclays does not hold any material purchased or originated credit impaired assets as at period-end.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,661	25,504	2,886	163,051	180	1,377	1,069	2,626	160,425
Barclays International	26,099	4,724	1,823	32,646	309	898	1,294	2,501	30,145
Head Office	6,064	605	872	7,541	8	46	297	351	7,190
Total Barclays Group retail	166,824	30,833	5,581	203,238	497	2,321	2,660	5,478	197,760
Barclays UK	24,137	3,937	1,329	29,403	17	55	114	186	29,217
Barclays International	91,215	8,800	1,612	101,627	135	259	446	840	100,787
Head Office	2,922	-	38	2,960	1	-	38	39	2,921
Total Barclays Group wholesale	118,274	12,737	2,979	133,990	153	314	598	1,065	132,925
Total loans and advances at amortised cost	285,098	43,570	8,560	337,228	650	2,635	3,258	6,543	330,685
Off-balance sheet loan commitments and financial guarantee contracts1	312,363	22,891	512	335,766	104	151	24	279	335,487
Total2	597,461	66,461	9,072	672,994	754	2,786	3,282	6,822	666,172

	As at 31.03.19				Three months ended 31.03.19
	Coverage ratio				Loan impairment charge and loan loss rate3
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.1	5.4	37.0	1.6	195		49
Barclays International	1.2	19.0	71.0	7.7	199		247
Head Office	0.1	7.6	34.1	4.7	12		65
Total Barclays Group retail	0.3	7.5	47.7	2.7	406		81
Barclays UK	0.1	1.4	8.6	0.6	(6)		-
Barclays International	0.1	2.9	27.7	0.8	33		13
Head Office	-	-	100.0	1.3	-		-
Total Barclays Group wholesale	0.1	2.5	20.1	0.8	27		8
Total loans and advances at amortised cost	0.2	6.0	38.1	1.9	433		52
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.7	4.7	0.1		13
Other financial assets subject to impairment						2
Total	0.1	4.2	36.2	1.0		448

1	Excludes loan commitments and financial guarantees of £20.3bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £170.5bn and impairment allowance of £16m. This comprises £13m Expected Credit Losses (ECL) on £170.0bn stage 1 assets and £3m on £0.5bn stage 2 fair value through other comprehensive income assets.

3
Q119 loan impairment charge represents three months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for Q119 is 54bps after applying the total impairment charge of £448m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	134,911	25,279	3,040	163,230	183	1,389	1,152	2,724	160,506
Barclays International	26,714	4,634	1,830	33,178	352	965	1,315	2,632	30,546
Head Office	6,510	636	938	8,084	9	47	306	362	7,722
Total Barclays Group retail	168,135	30,549	5,808	204,492	544	2,401	2,773	5,718	198,774
Barclays UK	22,824	4,144	1,272	28,240	16	70	117	203	28,037
Barclays International	87,344	8,754	1,382	97,480	128	244	439	811	96,669
Head Office	2,923	-	41	2,964	-	-	38	38	2,926
Total Barclays Group wholesale	113,091	12,898	2,695	128,684	144	314	594	1,052	127,632
Total loans and advances at amortised cost	281,226	43,447	8,503	333,176	688	2,715	3,367	6,770	326,406
Off-balance sheet loan commitments and financial guarantee contracts1	309,989	22,126	684	332,799	99	150	22	271	332,528
Total2	591,215	65,573	9,187	665,975	787	2,865	3,389	7,041	658,934

	As at 31.12.18				Year ended 31.12.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%		£m		bps
Barclays UK	0.1	5.5	37.9	1.7		830		51
Barclays International	1.3	20.8	71.9	7.9		844		254
Head Office	0.1	7.4	32.6	4.5		15		19
Total Barclays Group retail	0.3	7.9	47.7	2.8		1,689		83
Barclays UK	0.1	1.7	9.2	0.7		74		26
Barclays International	0.1	2.8	31.8	0.8		(142)		-
Head Office	-	-	92.7	1.3		(31)		-
Total Barclays Group wholesale	0.1	2.4	22.0	0.8		(99)		-
Total loans and advances at amortised cost	0.2	6.2	39.6	2.0		1,590		48
Off-balance sheet loan commitments and financial guarantee contracts1	-	0.7	3.2	0.1		(125)
Other financial assets subject to impairment						3
Total	0.1	4.4	36.9	1.1		1,468

1	Excludes loan commitments and financial guarantees of £11.7bn carried at fair value.
2
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £129.9bn and impairment allowance of £12m. This comprises £10m ECL on £129.3bn stage 1 assets and £2m on £0.6bn stage 2 fair value through other comprehensive income assets.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.19	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	129,625	15,959	1,694	809	18,462	2,367	150,454
Credit cards, unsecured loans and other retail lending	45,138	11,243	591	429	12,263	3,645	61,046
Corporate loans	110,335	11,916	511	418	12,845	2,548	125,728
Total	285,098	39,118	2,796	1,656	43,570	8,560	337,228

Impairment allowance
Home loans	32	54	15	15	84	339	455
Credit cards, unsecured loans and other retail lending	478	1,821	174	226	2,221	2,400	5,099
Corporate loans	140	304	20	6	330	519	989
Total	650	2,179	209	247	2,635	3,258	6,543

Net exposure
Home loans	129,593	15,905	1,679	794	18,378	2,028	149,999
Credit cards, unsecured loans and other retail lending	44,660	9,422	417	203	10,042	1,245	55,947
Corporate loans	110,195	11,612	491	412	12,515	2,029	124,739
Total	284,448	36,939	2,587	1,409	40,935	5,302	330,685

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.9	0.5	14.3	0.3
Credit cards, unsecured loans and other retail lending	1.1	16.2	29.4	52.7	18.1	65.8	8.4
Corporate loans	0.1	2.6	3.9	1.4	2.6	20.4	0.8
Total	0.2	5.6	7.5	14.9	6.0	38.1	1.9

As at 31.12.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	130,066	15,672	1,672	862	18,206	2,476	150,748
Credit cards, unsecured loans and other retail lending	45,785	11,262	530	437	12,229	3,760	61,774
Corporate loans	105,375	12,177	360	475	13,012	2,267	120,654
Total	281,226	39,111	2,562	1,774	43,447	8,503	333,176

Impairment allowance
Home loans	31	56	13	13	82	351	464
Credit cards, unsecured loans and other retail lending	528	1,895	169	240	2,304	2,511	5,343
Corporate loans	129	300	16	13	329	505	963
Total	688	2,251	198	266	2,715	3,367	6,770

Net exposure
Home loans	130,035	15,616	1,659	849	18,124	2,125	150,284
Credit cards, unsecured loans and other retail lending	45,257	9,367	361	197	9,925	1,249	56,431
Corporate loans	105,246	11,877	344	462	12,683	1,762	119,691
Total	280,538	36,860	2,364	1,508	40,732	5,136	326,406

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.4	0.8	1.5	0.5	14.2	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.8	31.9	54.9	18.8	66.8	8.6
Corporate loans	0.1	2.5	4.4	2.7	2.5	22.3	0.8
Total	0.2	5.8	7.7	15.0	6.2	39.6	2.0

Treasury and Capital Risk

Capital

Barclays CET1 regulatory requirement is 11.7% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.5% Countercyclical Capital Buffer (CCyB).

The Barclays CCyB is based on the buffer rate applicable for each jurisdiction in which Barclays have exposures. On 28 November 2018, the Financial Policy Committee set the CCyB rate for UK exposures at 1%. The buffer rates set by other national authorities for our non-UK exposures are not currently material. Overall, this results in a 0.5% CCyB for Barclays for Q119.

Barclays Pillar 2A requirement as per the PRA's Individual Capital Requirement for 2019 is 4.7%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.6% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

Capital ratios 1,2,3
	As at 31.03.19	As at 31.12.18
CET1	13.0%	13.2%
Tier 1 (T1)	17.1%	17.0%
Total regulatory capital	20.8%	20.7%

Capital resources	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	64.7	62.6
Less: other equity instruments (recognised as AT1 capital)	(11.1)	(9.6)
Adjustment to retained earnings for foreseeable dividends	(1.0)	(0.7)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.7)	(1.7)
Goodwill and intangible assets	(7.9)	(8.0)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.4)	(0.5)
Fair value reserves related to gains or losses on cash flow hedges	(1.0)	(0.7)
Gains or losses on liabilities at fair value resulting from own credit	(0.2)	(0.1)
Defined benefit pension fund assets	(0.9)	(1.3)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.2	1.3
CET1 capital	41.4	41.1

AT1 capital
Capital instruments and related share premium accounts	11.1	9.6
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.3	2.4
Other regulatory adjustments and deductions	(0.1)	(0.1)
AT1 capital	13.3	11.9

T1 capital	54.7	53.0

T2 capital
Capital instruments and related share premium accounts	6.5	6.6
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.5	5.3
Credit risk adjustments (excess of impairment over expected losses)	0.1	-
Other regulatory adjustments and deductions	(0.3)	(0.3)
Total regulatory capital	66.6	64.6

Total RWAs	319.7	311.9

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.6%, with £40.3bn of CET1 capital and £319.6bn of RWAs calculated without applying the transitional arrangements of the CRR.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.0%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital
Three months ended
31.03.19
£bn
Opening CET1 capital	41.1

Profit for the period attributable to equity holders	1.2
Dividends paid and foreseen	(0.5)
Increase in retained regulatory capital generated from earnings	0.8

Net impact of share schemes	(0.3)
Fair value through other comprehensive income reserve	0.1
Currency translation reserve	(0.4)
Decrease in other qualifying reserves	(0.5)

Pension remeasurements within reserves	(0.4)
Defined benefit pension fund asset deduction	0.4
Net impact of pensions	-

Goodwill and intangible assets	0.1
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	0.1
Adjustment under IFRS 9 transitional arrangements1	(0.1)
Increase in regulatory capital due to adjustments and deductions	0.1

Closing CET1 capital	41.4

1	The IFRS 9 transitional add back decreased £0.1bn primarily due to the change in the phasing of transitional relief from 95% in 2018 to 85% in 2019.

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.03.19	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.8	60.7	0.2	-	-	-	0.1	-	11.8	76.6
Barclays International	56.2	68.5	10.3	15.9	0.1	4.1	16.5	15.6	28.9	216.1
Head Office	5.2	5.8	-	-	-	-	-	-	16.0	27.0
Barclays Group	65.2	135.0	10.5	15.9	0.1	4.1	16.6	15.6	56.7	319.7

As at 31.12.18
Barclays UK	3.3	59.7	0.2	-	-	0.1	0.1	-	11.8	75.2
Barclays International	55.6	67.0	9.9	15.0	0.2	3.3	13.9	16.8	29.0	210.7
Head Office	4.3	5.8	-	-	-	-	-	-	15.9	26.0
Barclays Group	63.2	132.5	10.1	15.0	0.2	3.4	14.0	16.8	56.7	311.9

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
As at 31.03.19	£bn	£bn	£bn	£bn	£bn
Opening RWAs	195.6	28.8	30.8	56.7	311.9
Book size	4.2	1.4	-	-	5.6
Acquisitions and disposals	-	-	-	-	-
Book quality	0.6	(0.1)	-	-	0.5
Model updates	-	-	-	-	-
Methodology and policy	1.6	0.5	1.4	-	3.5
Foreign exchange movements1	(1.8)	-	-	-	(1.8)
Closing RWAs	200.2	30.6	32.2	56.7	319.7

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £7.8bn to £319.7bn:

●	Book size increased RWAs £5.6bn primarily due to increased CIB seasonal activity
●	Methodology and policy increased RWAs £3.5bn reflecting the implementation of IFRS 16 in credit risk RWAs
●	Foreign exchange movements decreased for credit risk RWAs by £1.8bn primarily due to the depreciation of period end USD against GBP

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement of 4.0% as at 31 March 2019. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.2%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £5.8bn and the 0.2% CCLB was £2.2bn.

Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

	As at 31.03.19	As at 31.12.18
Leverage ratios1,2	£bn	£bn
UK leverage ratio	4.9%	5.1%

CET1 capital	41.4	41.1
AT1 capital	11.0	9.5
T1 capital3	52.4	50.6

UK leverage exposure	1,065	999

Average UK leverage ratio	4.6%	4.5%
Average T1 capital3	51.2	50.5
Average UK leverage exposure	1,106	1,110

UK leverage exposure
Accounting assets
Derivative financial instruments	218	223
Derivative cash collateral	53	48
Securities financing transactions (SFTs)	135	121
Loans and advances and other assets	788	741
Total IFRS assets	1,194	1,133

Regulatory consolidation adjustments	(2)	(2)

Derivatives adjustments
Derivatives netting	(198)	(202)
Adjustments to cash collateral	(43)	(42)
Net written credit protection	16	19
Potential future exposure (PFE) on derivatives	125	123
Total derivatives adjustments	(100)	(102)

SFTs adjustments	17	17

Regulatory deductions and other adjustments	(11)	(11)

Weighted off-balance sheet commitments	108	108

Qualifying central bank claims	(141)	(144)

UK leverage exposure2	1,065	999

1	The fully loaded UK leverage ratio was 4.8%, with £51.3bn of T1 capital and £1,064bn of leverage exposure calculated without applying the transitional arrangements of the CRR.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR.
3	The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.

The UK leverage ratio decreased to 4.9% (December 2018: 5.1%) driven by a seasonal increase in UK leverage exposure of £66bn to £1,065bn (December 2018: £999bn), partially offset by an increase in T1 capital primarily due to the issuance of $2bn AT1 securities. Leverage exposure movements included a seasonal increase in settlement balances, securities financing transactions (SFTs) and trading portfolio assets.

The average UK leverage ratio increased to 4.6% (December 2018: 4.5%) driven by £0.7bn increase in T1 capital primarily driven by the issuance of $2bn AT1 securities. The average UK leverage exposure was stable at £1,106bn (December 2018: £1,110bn).

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by the issuance of AT1 securities in March 2019 and lower SFT exposures at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report Q1 2019), due to be published by 25 April 2019, available at home.barclays/investor-relations/reports-and-events/latest-financial-results.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England's statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard.

MREL is subject to phased implementation from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet the higher of: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays indicative MREL is currently expected to be 29.9% of RWAs from 1 January 2022 comprising:

●	Loss absorption and recapitalisation amounts consisting of two times the 8% Pillar 1 and 4.7% Pillar 2A requirement
●	Capital buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% CCyB.

MREL ratios and position

MREL ratios1	As at 31.03.19	As at 31.12.18
CET1 capital	13.0%	13.2%
AT1 capital instruments and related share premium accounts2	3.4%	3.1%
T2 capital instruments and related share premium accounts2	2.0%	2.1%
Term senior unsecured funding	9.4%	9.7%
Total Barclays PLC (the Parent company) MREL ratio	27.7%	28.1%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.7%	0.7%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.7%	1.6%
Total MREL ratio, including eligible Barclays Bank PLC instruments	30.2%	30.5%

MREL position1	£bn	£bn
CET1 capital	41.4	41.1
AT1 capital instruments and related share premium accounts2	11.0	9.6
T2 capital instruments and related share premium accounts2	6.3	6.6
Term senior unsecured funding	29.9	30.4
Total Barclays PLC (the Parent company) MREL position	88.7	87.7
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.3	2.3
Qualifying T2 capital (including minority interests) issued by subsidiaries	5.5	5.1
Total MREL position, including eligible Barclays Bank PLC instruments	96.5	95.1

Total RWAs1	319.7	311.9

1
CET1, T1 and T2 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2
Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (included in AT1 issued by subsidiaries in December 2018: £0.1bn), and other T2 credit risk adjustments and deductions of £0.2bn (included in T2 issued by subsidiaries in December 2018: £0.3bn).

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Three months ended	Three months ended
	31.03.19	31.03.18
	£m	£m
Total income	5,252	5,358
Credit impairment charges and other provisions	(448)	(288)
Net operating income	4,804	5,070
Operating expenses excluding litigation and conduct	(3,257)	(3,364)
Litigation and conduct	(61)	(1,961)
Operating expenses	(3,318)	(5,325)
Other net (expenses)/income	(3)	19
Profit/(loss) before tax	1,483	(236)
Tax charge	(248)	(304)
Profit/(loss) after tax	1,235	(540)

Attributable to:
Equity holders of the parent	1,038	(764)
Other equity instrument holders1	180	171
Total equity holders of the parent	1,218	(593)
Non-controlling interests	17	53
Profit/(loss) after tax	1,235	(540)

Earnings per share
Basic earnings/(loss) per ordinary share1	6.1p	(4.2p)

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in reserves. The Q119 tax credit was £48m (Q118: £46m). This change does not impact earnings per share or return on average tangible shareholders' equity.

Condensed consolidated balance sheet

	As at 31.03.191	As at 31.12.18
Assets	£m	£m
Cash and balances at central banks	166,020	177,069
Cash collateral and settlement balances	101,551	77,222
Loans and advances at amortised cost	330,685	326,406
Reverse repurchase agreements and other similar secured lending	10,910	2,308
Trading portfolio assets	117,490	104,187
Financial assets at fair value through the income statement	158,386	149,648
Derivative financial instruments	217,703	222,538
Financial assets at fair value through other comprehensive income	66,715	52,816
Investments in associates and joint ventures	725	762
Goodwill and intangible assets	7,921	7,973
Current tax assets	799	798
Deferred tax assets	3,528	3,828
Other assets	11,110	7,728
Total assets	1,193,543	1,133,283

Liabilities
Deposits at amortised cost	412,710	394,838
Cash collateral and settlement balances	90,188	67,522
Repurchase agreements and other similar secured borrowing	20,832	18,578
Debt securities in issue	86,982	82,286
Subordinated liabilities	20,549	20,559
Trading portfolio liabilities	46,324	37,882
Financial liabilities designated at fair value	222,277	216,834
Derivative financial instruments	213,558	219,643
Current tax liabilities	600	628
Deferred tax liabilities	33	51
Other liabilities	13,606	10,683
Total liabilities	1,127,659	1,069,504

Equity
Called up share capital and share premium	4,320	4,311
Other reserves	5,408	5,153
Retained earnings	43,814	43,460
Shareholders' equity attributable to ordinary shareholders of the parent	53,542	52,924
Other equity instruments	11,119	9,632
Total equity excluding non-controlling interests	64,661	62,556
Non-controlling interests	1,223	1,223
Total equity	65,884	63,779

Total liabilities and equity	1,193,543	1,133,283

1
Barclays adopted the accounting standard IFRS 16 on 1 January 2019. The impact on adoption was an increase in other assets of £1.6bn, an increase in other liabilities of £1.6bn, with no material impact on retained earnings.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	180	-	1,038	1,218	17	1,235
Other comprehensive profit after tax for the period	-	-	255	(408)	(153)	-	(153)
Total comprehensive income for the period	-	180	255	630	1,065	17	1,082
Issue of new ordinary shares	-	-	-	-	-	-	-
Issue of shares under employee share schemes	9	-	-	112	121	-	121
Issue and exchange of other equity instruments	-	1,509	-	-	1,509	-	1,509
Other equity instruments coupons paid1	-	(180)	-	-	(180)	-	(180)
Vesting of shares under employee share schemes	-	-	-	(384)	(384)	-	(384)
Dividends paid	-	-	-	-	-	(17)	(17)
Other movements	-	(22)	-	(4)	(26)	-	(26)
Balance as at 31 March 2019	4,320	11,119	5,408	43,814	64,661	1,223	65,884

	As at 31.03.19	As at 31.12.18
Other reserves	£m	£m
Currency translation reserve	3,508	3,888
Fair value through other comprehensive income reserve	(116)	(258)
Cash flow hedging reserve	969	660
Own credit reserve	63	(121)
Other reserves and treasury shares	984	984
Total	5,408	5,153

1
From 2019, due to an IAS 12 update, the tax relief on payments in relation to Additional Tier 1 instruments has been recognised in the tax charge of the income statement, whereas it was previously recorded in reserves. The Q119 tax credit was £48m (Q118: £46m). This change does not impact earnings per share or return on average tangible shareholders' equity.

Barclays PLC Parent Company

Summary balance sheet
	As at 31.03.19	As at 31.12.18
Assets	£m	£m
Investment in subsidiaries	59,374	57,374
Loans and advances to subsidiaries	28,702	29,374
Financial assets at fair value through the income statement	7,212	6,945
Derivative financial instruments	126	168
Other assets	175	115
Total assets	95,589	93,976

Liabilities
Deposits at amortised cost	508	576
Debt securities in issue	31,587	32,373
Subordinated liabilities	6,616	6,775
Financial liabilities designated at fair value	140	-
Other liabilities	125	72
Total liabilities	38,976	39,796

Equity
Called up share capital and share premium	4,320	4,311
Other equity instruments	11,142	9,633
Other reserves	394	394
Retained earnings	40,757	39,842
Total equity	56,613	54,180

Total liabilities and equity	95,589	93,976

Investment in subsidiaries

The investment in subsidiaries of £59,374m (December 2018: £57,374m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £11,163m (December 2018: £9,666m). The increase of £2,000m in the quarter was predominantly driven by a £504m capital contribution into Barclays Bank PLC and an additional $2,000m AT1 holding.

Subordinated liabilities and financial liabilities designated at fair value

In the three months ended 31 March 2019, Barclays PLC issued ¥20,000m Fixed-to-floating Rate Bonds, which are included within the financial liabilities designated at fair value balance of £140m (December 2018: £nil). Barclays PLC did not issue any subordinated liabilities in the period.

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. In the quarter, Barclays PLC issued a $2,000m AT1 security.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Barclays Group subsidiaries such as the Group Service Company and the US Intermediate Holding Company (IHC). In June 2018, the Bank of England published its updated statement of policy on 'The Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL)'. Accordingly, during the course of December 2018 Barclays restructured certain investments in subsidiaries, including subordinating internal MREL instruments beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which came in to effect on 1 January 2019.

Appendix: Non-IFRS Performance Measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group's tangible shareholders' equity and the amounts allocated to businesses.

Average tangible shareholders' equity
Calculated as the average of the previous month's period end tangible equity and the current month's period end tangible equity. The average tangible shareholders' equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month's period end allocated tangible equity and the current month's period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders' equity
Annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average shareholders' equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 30.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments), as a proportion of average allocated tangible equity. The components of the calculation have been included on page 30.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 15.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 14.
Tangible net asset value per share
Calculated by dividing shareholders' equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 35.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 31 to 35.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent (pre 2019 included an adjustment for the tax credit in reserves in respect of other equity instruments) as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2018: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group's average tangible shareholders' equity and the amounts allocated to businesses.

	Attributable profit/(loss)	Tax credit in respect of interest payments on other equity instruments1	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Three months ended 31.03.19	£m	£m	£m	£bn	%
Barclays UK	422		422	10.4	16.3
Corporate and Investment Bank	582		582	25.1	9.3
Consumer, Cards and Payments	206		206	5.4	15.4
Barclays International	788		788	30.5	10.4
Head Office	(172)		(172)	4.3	n/m
Barclays Group	1,038		1,038	45.2	9.2

Three months ended 31.03.18
Barclays UK	(38)	12	(26)	9.8	(1.1)
Corporate and Investment Bank	805	29	834	25.6	13.0
Consumer, Cards and Payments	168	5	173	4.5	15.6
Barclays International	973	34	1,007	30.1	13.4
Head Office	(1,699)	-	(1,699)	4.3	n/m
Barclays Group	(764)	46	(718)	44.2	(6.5)

1
From 2019, the tax credit is recorded in the income statement tax charge, whereas it was previously recorded in reserves. As a result the tax credit is no longer adjusted for to calculate return on average tangible equity.

Performance measures excluding litigation and conduct

Barclays Group
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,318)	(4,093)	(3,434)	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)
Impact of litigation and conduct	61	60	105	81	1,961	383	81	715
Operating expenses	(3,257)	(4,033)	(3,329)	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)

Total income	5,252	5,073	5,129	5,576	5,358	5,022	5,173	5,058

Cost: income ratio excluding litigation and conduct	62%	79%	65%	59%	63%	79%	63%	67%

Profit before tax
Profit/(loss) before tax	1,483	374	1,461	1,895	(236)	93	1,107	659
Impact of litigation and conduct	61	60	105	81	1,961	383	81	715
Profit before tax excluding litigation and conduct	1,544	434	1,566	1,976	1,725	476	1,188	1,374

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,038	(76)	1,002	1,232	(764)	(1,294)	583	(1,401)
Post-tax impact of litigation and conduct	46	62	85	59	1,930	351	77	703
Attributable profit/(loss) excluding litigation and conduct	1,084	(14)	1,087	1,291	1,166	(943)	660	(698)
Tax credit in respect of interest payments on other equity instruments	-	62	48	47	46	49	43	44
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,084	48	1,135	1,338	1,212	(894)	703	(654)

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	53.2	52.2	52.5	51.3	52.0	55.9	56.6	57.5
Average goodwill and intangibles	(8.0)	(7.9)	(7.9)	(7.8)	(7.8)	(7.8)	(7.8)	(8.2)
Average tangible shareholders' equity	45.2	44.3	44.6	43.5	44.2	48.1	48.9	49.3

Return on average tangible shareholders' equity excluding litigation and conduct	9.6%	0.4%	10.2%	12.3%	11.0%	(7.4%)	5.7%	(5.3%)

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,111	17,075	17,074	17,067	17,037	16,996	16,994	16,989

Basic earnings/(loss) per ordinary share excluding litigation and conduct	6.3p	0.3p	6.6p	7.8p	7.1p	(5.3p)	4.1p	(3.8p)

Barclays UK
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,002)	(1,175)	(1,042)	(971)	(1,416)	(1,229)	(991)	(1,673)
Impact of litigation and conduct	3	15	54	3	411	53	11	699
Operating expenses	(999)	(1,160)	(988)	(968)	(1,005)	(1,176)	(980)	(974)

Total income	1,777	1,863	1,896	1,836	1,788	1,870	1,852	1,820

Cost: income ratio excluding litigation and conduct	56%	62%	52%	53%	56%	63%	53%	54%

Profit before tax
Profit/(loss) before tax	585	390	740	656	170	452	661	(74)
Impact of litigation and conduct	3	15	54	3	411	53	11	699
Profit before tax excluding litigation and conduct	588	405	794	659	581	505	672	625

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	422	232	500	464	(38)	245	423	(285)
Post-tax impact of litigation and conduct	2	12	48	1	411	37	8	691
Attributable profit excluding litigation and conduct	424	244	548	465	373	282	431	406
Tax credit in respect of interest payments on other equity instruments	-	9	10	9	12	13	9	9
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	424	253	558	474	385	295	440	415

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.6	13.7	13.6	13.4	13.1	14.0	13.5
Average goodwill and intangibles	(3.5)	(3.5)	(3.6)	(3.5)	(3.5)	(3.5)	(4.6)	(4.8)
Average allocated tangible equity	10.4	10.1	10.1	10.1	9.8	9.6	9.4	8.7

Return on average allocated tangible equity excluding litigation and conduct	16.4%	10.1%	22.0%	18.8%	15.7%	12.3%	18.7%	19.1%

Barclays International
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,225)	(2,684)	(2,309)	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)
Impact of litigation and conduct	19	33	32	47	15	255	5	(4)
Operating expenses	(2,206)	(2,651)	(2,277)	(2,306)	(2,300)	(2,693)	(2,182)	(2,276)

Total income	3,570	3,221	3,290	3,707	3,808	3,319	3,315	3,610

Cost: income ratio excluding litigation and conduct	62%	82%	69%	62%	60%	81%	66%	63%

Profit before tax
Profit before tax	1,118	215	850	1,297	1,413	6	652	1,261
Impact of litigation and conduct	19	33	32	47	15	255	5	(4)
Profit before tax excluding litigation and conduct	1,137	248	882	1,344	1,428	261	657	1,257

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	788	(72)	650	890	973	(1,168)	359	819
Post-tax impact of litigation and conduct	16	34	26	34	12	250	4	(3)
Attributable profit/(loss) excluding litigation and conduct	804	(38)	676	924	985	(918)	363	816
Tax credit in respect of interest payments on other equity instruments	-	51	37	36	34	34	32	27
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	804	13	713	960	1,019	(884)	395	843

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.6	32.4	32.5	32.8	31.4	29.9	31.5	30.1
Average goodwill and intangibles	(1.1)	(1.1)	(1.3)	(1.4)	(1.4)	(1.4)	(2.6)	(2.8)
Average allocated tangible equity	30.5	31.3	31.1	31.4	30.1	28.5	28.9	27.4

Return on average allocated tangible equity excluding litigation and conduct	10.6%	0.2%	9.2%	12.2%	13.6%	(12.4%)	5.5%	12.3%

Corporate and Investment Bank
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	827	85	498	835	1,175	(252)	593	925
Impact of litigation and conduct	19	23	32	-	13	255	5	(4)
Profit before tax excluding litigation and conduct	846	108	530	835	1,188	3	598	921

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	582	(128)	397	567	805	(1,256)	340	623
Post-tax impact of litigation and conduct	16	27	25	-	10	250	4	(3)
Attributable profit/(loss) excluding litigation and conduct	598	(101)	422	567	815	(1,006)	344	620
Tax credit in respect of interest payments on other equity instruments	-	44	34	33	29	29	28	22
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	598	(57)	456	600	844	(977)	372	642

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	25.2	26.0	26.2	26.7	25.9	24.7	25.8	24.4
Average goodwill and intangibles	(0.1)	-	(0.2)	(0.3)	(0.3)	(0.4)	(1.1)	(1.2)
Average allocated tangible equity	25.1	26.0	25.9	26.4	25.6	24.3	24.8	23.3

Return on average allocated tangible equity excluding litigation and conduct	9.5%	(0.9%)	7.0%	9.1%	13.2%	(16.1%)	6.0%	11.1%

Consumer, Cards and Payments

Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	291	130	352	462	238	258	59	336
Impact of litigation and conduct	-	10	-	47	2	-	-	-
Profit before tax excluding litigation and conduct	291	140	352	509	240	258	59	336

Profit attributable to ordinary equity holders of the parent
Attributable profit	206	56	253	323	168	88	19	196
Post-tax impact of litigation and conduct	-	7	1	34	2	-	-	-
Attributable profit excluding litigation and conduct	206	63	254	357	170	88	19	196
Tax credit in respect of interest payments on other equity instruments	-	7	3	3	5	5	4	5
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	206	70	257	360	175	93	23	201

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	6.4	6.4	6.3	6.0	5.5	5.3	5.7	5.7
Average goodwill and intangibles	(1.0)	(1.1)	(1.1)	(1.1)	(1.0)	(1.1)	(1.5)	(1.6)
Average allocated tangible equity	5.4	5.3	5.2	5.0	4.5	4.2	4.2	4.1

Return on average allocated tangible equity excluding litigation and conduct	15.4%	5.4%	19.9%	28.9%	15.7%	9.0%	2.2%	19.4%

Head Office
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(220)	(231)	(129)	(58)	(1,819)	(365)	(206)	(122)
Impact of litigation and conduct	39	12	19	31	1,535	75	65	1
Loss before tax excluding litigation and conduct	(181)	(219)	(110)	(27)	(284)	(290)	(141)	(121)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(172)	(236)	(148)	(122)	(1,699)	(371)	(199)	(175)
Post-tax impact of litigation and conduct	28	16	11	24	1,507	64	65	1
Attributable loss excluding litigation and conduct	(144)	(220)	(137)	(98)	(192)	(307)	(134)	(174)

Tangible net asset value
	As at 31.03.19	As at 31.12.18	As at 31.03.18
	£m	£m	£m
Total equity excluding non-controlling interests	64,661	62,556	59,519
Other equity instruments	(11,119)	(9,632)	(8,941)
Goodwill and intangibles	(7,921)	(7,973)	(7,806)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	45,621	44,951	42,772

	m	m	m
Shares in issue	17,139	17,133	17,069

	p	p	p
Tangible net asset value per share	266	262	251

Appendix: Barclays Non-Core Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group's results.

Barclays Non-Core
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q217
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	-	-	(123)
Net trading income	-	-	-	-	-	-	-	(411)
Net fee, commission and other income	-	-	-	-	-	-	-	78
Total income	-	-	-	-	-	-	-	(456)
Credit impairment charges and other provisions	-	-	-	-	-	-	-	(27)
Net operating expenses	-	-	-	-	-	-	-	(483)
Operating expenses	-	-	-	-	-	-	-	(108)
Litigation and conduct	-	-	-	-	-	-	-	(19)
Total operating expenses	-	-	-	-	-	-	-	(127)
Other net income	-	-	-	-	-	-	-	204
Loss before tax	-	-	-	-	-	-	-	(406)
Tax credit	-	-	-	-	-	-	-	207
Loss after tax	-	-	-	-	-	-	-	(199)
Non-controlling interests	-	-	-	-	-	-	-	(8)
Other equity instrument holders	-	-	-	-	-	-	-	(19)
Attributable loss	-	-	-	-	-	-	-	(226)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	-	-	-	-	48.3
Derivative financial instrument assets	-	-	-	-	-	-	-	150.3
Derivative financial instrument liabilities	-	-	-	-	-	-	-	143.0
Financial assets designated at fair value	-	-	-	-	-	-	-	12.1
Total assets	-	-	-	-	-	-	-	233.0
Customer deposits	-	-	-	-	-	-	-	11.8
Risk weighted assets	-	-	-	-	-	-	-	22.8

Appendix: Discontinued Operation Results

Following the reduction of the Barclays Group's interest in BAGL in 2017, Barclays remaining holding of 14.9%, as at Q119, is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays share of Absa Group Limited's dividend recognised in the Head Office income statement.

Africa Banking
	Q119	Q418	Q318	Q218	Q118	Q417	Q317	Q2171
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	-	-	-	407
Net fee, commission and other income	-	-	-	-	-	-	-	297
Total income	-	-	-	-	-	-	-	704
Credit impairment charges and other provisions	-	-	-	-	-	-	-	(71)
Net operating income	-	-	-	-	-	-	-	633
Operating expenses excluding impairment of Barclays holding in BAGL	-	-	-	-	-	-	-	(477)
Other net income excluding loss on sale of BAGL	-	-	-	-	-	-	-	3
Profit before tax excluding impairment of Barclays holding in BAGL and loss on sale of BAGL	-	-	-	-	-	-	-	159
Impairment of Barclays holding in BAGL	-	-	-	-	-	-	-	(206)
Loss on sale of BAGL	-	-	-	-	-	-	-	(1,435)
Loss before tax	-	-	-	-	-	-	-	(1,482)
Loss after tax	-	-	-	-	-	-	-	(1,537)
Attributable loss	-	-	-	-	-	-	-	(1,534)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	-	-	-	-
Risk weighted assets	-	-	-	-	-	-	-	9.8

1	The Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Shareholder Information

Results timetable1		Date
2019 Interim Results Announcement		1 August 2019

				% Change3
Exchange rates2	31.03.19	31.12.18	31.03.18	31.12.18	31.03.18
Period end - USD/GBP	1.30	1.28	1.40	2%	(7%)
3 month average - USD/GBP	1.30	1.29	1.39	1%	(6%)
Period end - EUR/GBP	1.16	1.12	1.14	4%	2%
3 month average - EUR/GBP	1.15	1.13	1.13	2%	2%

Share price data
Barclays PLC (p)	154.68	150.52	206.50
Barclays PLC number of shares (m)	17,139	17,133	17,069

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2019 to the corresponding three months of 2018 and balance sheet analysis as at 31 March 2019 with comparatives relating to 31 December 2018 and 31 March 2018. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 24 April 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses' performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 29 to 37 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group's control. As a result, the Barclays Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group's forward-looking statements. Additional risks and factors which may impact the Barclays Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.